# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Latham Group, Inc., CIK 0001833197
CUSIP: 51819L107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 787 Watervliet Shaker Road, Latham, New York (NY), 12110
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001620062

## Reporting persons
- WYNNCHURCH CAPITAL PARTNERS IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,050,953; sole dispositive power 0; shared dispositive power 11,050,953; aggregate amount beneficially owned 11,050,953 (9.5% of the class)
  Comment: The 11,050,953 shares of Common Stock reported above are held directly by Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason. Wynnchurch Capital Partners IV, L.P. ("Wynnchurch IV") and WC Partners Executive IV, L.P. ("WC Executive") have agreed that until the date, if any, that they and their affiliates own more than 50% of the Common Stock, Wynnchurch IV and WC Executive will not vote, and will cause each of their affiliates not to vote, any shares of Common Stock that represent more than 9.9% of the outstanding Common Stock.
- WC PARTNERS EXECUTIVE IV, L.P.: type of reporting person: partnership (PN); does not affirm membership in a group (box b); sole voting power 0; shared voting power 332,818; sole dispositive power 0; shared dispositive power 332,818; aggregate amount beneficially owned 332,818 (0.3% of the class)
  Comment: The 332,818 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes and Christopher P. O'Brien. Wynnchurch Capital Partners IV, L.P. ("Wynnchurch IV") and WC Partners Executive IV, L.P. ("WC Executive") have agreed that until the date, if any, that they and their affiliates own more than 50% of the Common Stock, Wynnchurch IV and WC Executive will not vote, and will cause each of their affiliates not to vote, any shares of Common Stock that represent more than 9.9% of the outstanding Common Stock.
- Wynnchurch Partners IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason.
- Wynnchurch Capital, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason.
- John A. Hatherly: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason.
- Francis G. Hayes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason.
- Christopher Patrick OBrien: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason.
- Gregory B. Gleason: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,383,771; sole dispositive power 0; shared dispositive power 11,383,771; aggregate amount beneficially owned 11,383,771 (9.8% of the class)
  Comment: The 11,383,711 shares of Common Stock reported above are held directly by WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to WC Partners Executive IV, L.P. and Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregorgy B. Gleason.

## Item 1. Issuer
Name of issuer: Latham Group, Inc.
Address of issuer's principal executive offices: 787 Watervliet Shaker Road, Latham, New York, 12110

## Item 2. Person Filing
Name of person filing: The persons filing this Schedule 13G are (the "Reporting Persons"): Wynnchurch Partners IV, L.P.; Wynnchurch Capital, L.P.; WC Partners Executive IV, L.P.; Wynnchurch Capital Partners IV, L.P.: John A. Hatherly; Francis G. Hayes; Christopher Patrick O'Brien; and Gregory B. Gleason.
Address of principal business office or, if none, residence: The business address of the Reporting Persons is 6250 N. River Road, Suite 10-100, Rosemont, IL 60018.
Citizenship: Wynnchurch Partners IV, L.P., WC Partners Executive IV, L.P., Wynnchurch Capital Partners IV, L.P. are Cayman Islands partnerships. Wynnchurch Capital, L.P. is a Delaware partnership. John A. Hatherly, Francis G. Hayes, Christopher Patrick O'Brien and Gregory B. Gleason are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

The aggregate 11,050,953 shares of Common Stock reported herein are held directly by Wynnchurch Capital Partners IV, L.P. Wynnchurch Partners IV, L.P. is the general partner of Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is the investment adviser to Wynnchurch Capital Partners IV, L.P. Wynnchurch Capital, L.P. is principally owned and controlled by John A. Hatherly, Francis G. Hayes, Christopher P. O'Brien and Gregory B. Gleason. Wynnchurch Capital Partners IV, L.P. ("Wynnchurch IV") and WC Partners Executive IV, L.P. ("WC Executive") have agreed that until the date, if any, that they and their affiliates own more than 50% of the Common Stock, Wynnchurch IV and WC Executive will not vote, and will cause each of their affiliates not to vote, any shares of Common Stock that represent more than 9.9% of the outstanding Common Stock.
Percent of class: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) is set forth in Rows 5 through 11 of the cover page for each Reporting Person and incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Pamplona Capital Partners V, L. P. (the "Pamplona Fund") entered into a stockholders agreement, dated as April 27, 2021 (the "Stockholders Agreement"), with Wynnchurch Capital Partners IV, L.P. and WC Partners Executive IV, L.P. (collectively, the "Wynnchurch Funds"). Pursuant to the Stockholders Agreement, each of the Pamplona Fund and the Wynnchurch Funds have agreed, among other things, to vote their shares of Common Stock to elect members of the board of directors of the Issuer as set forth therein. Because of the relationship between the Pamplona Fund and the Wynnchurch Funds as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rule 13d-3 under the Act, to beneficially own the shares of Common Stock beneficially owned by the Wynnchurch Funds and/or to constitute a "group" with the Wynnchurch Funds. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Pamplona Fund.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- WYNNCHURCH CAPITAL PARTNERS IV, L.P.: /s/ Christopher P. O'Brien, As Executive Vice President of General Partners (05/14/2025)
- WC PARTNERS EXECUTIVE IV, L.P.: /s/ Christopher P. O'Brien, As Executive Vice President of General Partners (05/14/2025)
- Wynnchurch Partners IV, L.P.: /s/ Christopher P. O'Brien, As Executive Vice President of General Partners (05/14/2025)
- Wynnchurch Capital, L.P.: /s/ Christopher P. O'Brien, As President of General Partner (05/14/2025)
- John A. Hatherly: /s/ John A. Hatherly, John A. Hatherly (05/14/2025)
- Francis G. Hayes: /s/ Francis G. Hayes, Francis G. Hayes (05/14/2025)
- Christopher Patrick OBrien: /s/ Christopher Patrick O'Brien, Christopher Patrick O'Brien (05/14/2025)
- Gregory B. Gleason: /s/ Gregory B. Gleason, Gregory B. Gleason (05/14/2025)